Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

June 30, 2010
(in € m.)
Debt (1), (2):
Long-term debt	147,184
Trust preferred securities	11,603
Long-term debt at fair value through profit or loss	15,904

Total debt	174,691

Shareholders’ equity:
Common shares (no par value)	1,589
Additional paid-in capital	14,917
Retained earnings	26,373
Common shares in treasury, at cost	(136)
Equity classified as obligation to purchase common shares	—
Net gains (losses) not recognized in the income statement, net of tax	(1,205)
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	65
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(196)
Foreign currency translation, net of tax	(1,243)
Unrealized net gains from equity method investments	169

Total shareholders’ equity	41,538

Noncontrolling interests	1,033

Total equity	42,571

Total capitalization	217,262

[1]	No third party has guaranteed any of our debt.

[2]	€ 9,615 million (6%) of our debt was secured as of June 30, 2010.